Exhibit 21.1

LIST OF SUBSIDIARIES OF VERSES AI INC.

Name	State/Country of Organization or Incorporation
Verses Technologies USA, Inc.	Wyoming
Verses Operations Canada Inc.	Canada
Verses Logistics Inc.	Wyoming
Verses Realities Inc.	Wyoming
Verses Inc.	Wyoming
Verses Health Inc.	Wyoming
Verses Global BV	Netherlands
Verses Solutions Inc	Wyoming